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14048669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 04 2014

SEC FILE NUMBER
8-52908

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dinosaur Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 Park Avenue South, 9th Floor
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Grossman — 212 448 9251
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd.	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dinosaur Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VENISHA RACQUEL FRITH
Notary Public - State of New York
NO. 01FR6073485
Qualified in Bronx County
My Commission Expires 4/22/14

Signature

Managing Member / CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DINOSAUR SECURITIES, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

DINOSAUR SECURITIES, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
DECEMBER 31, 2013

TABLE OF CONTENTS

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Managing Member
Dinosaur Securities, L.L.C. (A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
New York, New York

We have audited the accompanying statement of financial condition of Dinosaur Securities L.L.C. (a Limited Liability Company) as of December 31, 2013, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dinosaur Securities, L.L.C. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Marks Paneth LLP

Woodbury, New York
February 28, 2014

DINOSAUR SECURITIES, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 368,975
Receivables from clearing firms	808,561
Certificate of deposit	450,934
Property and equipment – net	37,113
Other assets	272,605
TOTAL ASSETS	$ 1,938,188

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Compensation payable	$ 486,562
Accounts payable and accrued expenses	283,778
Deferred rent	254,374
Loan payable - Dinosaur Merchant Bank, Ltd.	4,968
Due to clearing firm	790
Total Liabilities	1,030,472
Commitments and contingency	
Member's Equity	907,716
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,938,188

See notes to financial statement

DINOSAUR SECURITIES, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

Dinosaur Securities, L.L.C. (the "Company") is a Delaware limited liability company located in New York, New York, with a satellite office in Miami, Florida. The Company is a registered Introducing Broker with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is also a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). Operations consist primarily of the execution of securities trades for customers on an agency and riskless-principal basis. The Company clears all customer transactions on a fully disclosed basis through four independent broker dealer clearing firms and three futures commission merchants ("FCM"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Dinosaur Group Holdings, LLC is the parent entity and owns a 100% interest in the following related entities: The Company, Dinosaur Capital Management LLC, Dinosaur International Limited ("DI Limited") which is a Bermuda corporation, Dinosaur Merchant Bank Limited ("UK"), which is a London-based securities broker registered with the Financial Services Authority, and Atlantic Trading & Technical Services, LLC ("AT&TS").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
Securities transactions and related revenue and expenses are recorded on a settlement date basis, which does not vary materially from the trade date basis.

Property and equipment
Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
As a single member LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The Member of the Company reports the operations of the Company on their tax return. The Company is subject to the New York City Unincorporated Business Tax ("UBT") on taxable income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax positions
The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2010.

Cash and cash equivalents
Cash consists of deposits and credit risk concentration accounts at a single bank. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions.

For purposes of the financial statements, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents. The Company held no cash equivalents at December 31, 2013.

Certificate of deposit
Certificate of deposit held for investments that are not debt securities are included in the Statement of Financial Condition and has a maturity date of October 3, 2014.

3. RECEIVABLES FROM CLEARING FIRMS

At December 31, 2013, the balance due from clearing firms consisted of commissions receivable in the amount of $432,047 and cash balances in the amount of $376,514.

Any Company assets on hand at the clearing brokers serve as collateral for potential defaults of the Company's customers. The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2013:

		Estimated Useful Life
Equipment	$ 8,828	5 years
Furniture and fixtures	38,755	7 years
	47,583	
Less: Accumulated depreciation	10,470	
	$ 37,113	

5. COMMITMENTS AND CONTINGENCIES

Leases
The Company leases office space and office equipment under leases expiring at various dates through 2022. Total office and equipment lease expense was $718,343 for the year ended December 31, 2013.

In December 2011, the Company entered into a new office lease agreement. Rent expense under the new office lease has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $254,374 at December 31, 2013. In addition, the Company was granted a work letter in the amount of $573,000 to be used in the build out of the space.

Future minimum lease payments as of December 31, 2013 are as follows for:

Years Ending December 31,	
2014	$ 565,720
2015	457,940
2016	376,883
2017	423,248
2018	434,890
Thereafter	1,821,049
Total	$ 4,079,730

Litigation
From time to time, the Company could be involved in litigation arising in the normal course of business. As of December 31, 2013, the Company was not aware of any asserted or potential claims against the Company that would have a materially adverse effect on the Company's financial position or results of operations.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK *(continued)*

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. RELATED-PARTY TRANSACTIONS

At December 31, 2013, the Company owed $4,968 to Dinosaur Merchant Bank, Ltd. The loan is noninterest-bearing and due on demand. The Company paid $514,500 to Atlantic Trading & Technical Services LLC for information technology services.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), and Regulation 1.17 of the Commodity Futures Trading Commission, which require the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $591,756 which was $491,756 in excess of the minimum requirement of $100,000. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 1.74 to 1.

9. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2013and determined that there are no material events that would require disclosures in the Company's financial statements.